Filed pursuant to Rule 433
Dated June 13, 2017

Relating to
Pricing Supplement No. 1,627 dated June 13, 2017 to
Registration Statement No. 333-200365

Global Medium-Term Notes, Series J

Euro Floating Rate Senior Registered Notes Due 2019

Issuer:	Morgan Stanley
Principal Amount:	€152,000,000
Maturity Date:	February 15, 2019
Trade Date:	June 13, 2017
Original Issue Date (Settlement):	June 16, 2017 (T+3)
Interest Accrual Date:	June 16, 2017
Issue Price (Price to Public):	100.372%
Agents’ Commission:	0.15%
All-in Price:	100.222%
Net Proceeds to Issuer:	€152,337,440
Base Rate:	EURIBOR
Spread (plus or minus):	Plus 0.40%
Index Maturity:	Three months
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing August 15, 2017
Initial Interest Rate:	The Base Rate plus 0.40%; to be determined by the Calculation Agent on the second TARGET Settlement Day immediately preceding the Original Issue Date
Initial Interest Reset Date:	August 15, 2017
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Day Count Convention:	Actual/360
Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Business Days:	London, TARGET Settlement Day and New York
Listing:	Application will be made for listing on the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange’s Regulated Market after the Original Issue Date. No assurance can be given that such applications will be granted.
ISIN:	XS1633981094
Common Code:	163398109
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. International plc (“MSIP”). MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”). MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement dated January 11, 2017
Prospectus dated February 16, 2016

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